UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Continental Resources, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

212015 10 1

(CUSIP Number)

Debra Richards

Hamm Capital LLC

P.O. Box 1295

Oklahoma City, Oklahoma 73101

Tel: (405) 605-7788

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Roger Clement
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 167,526
	8	Shared Voting Power 114,304,417 (1)
	9	Sole Dispositive Power 167,526
	10	Shared Dispositive Power 142,761,628 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 142,929,154 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 39.4% (1)(2)
14	Type of Reporting Person IN

(1)

Such amount includes 142,929,154 total shares of Common Stock (as defined below) of which Roger Clement may be deemed to be a beneficial owner as a result of his position as trustee or co-trustee of the Trusts (as defined in the Initial Schedule 13D (as defined herein)). Please read Item 5 for an explanation of the beneficial ownership of the Trusts.

(2)

The percentages used herein are calculated based on 362,969,105 shares of Common Stock outstanding (the “Outstanding Shares”) as of April 25, 2022, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 4, 2022.

1	Name of Reporting Person Shelly Glenn Lambertz
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 226,059 (1)
	8	Shared Voting Power 21,664,783 (2)
	9	Sole Dispositive Power 226,059 (1)
	10	Shared Dispositive Power 28,345,344 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,571,403 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.9% (3)
14	Type of Reporting Person IN

(1)

Such amount includes 1,888 shares of Common Stock held in a custodial account managed by Ms. Lambertz as custodian for Zachary Richard Lambertz. As of the filing of this Schedule 13D, Mr. Lambertz is a minor. Ms. Lambertz is the mother of Mr. Lambertz.

(2)	Such amount includes 2,300 shares of Common Stock indirectly beneficially owned by Ms. Lambertz through Ms. Lambertz’s spouse.
(3)	The percentages used herein are calculated based on the Outstanding Shares.

1	Name of Reporting Person Harold Thomas Hamm
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 84,387
	8	Shared Voting Power 23,302,648
	9	Sole Dispositive Power 84,387
	10	Shared Dispositive Power 28,683,209

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,767,596
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.9% (1)
14	Type of Reporting Person IN

(1)	The percentages used herein are calculated based on the Outstanding Shares.

1	Name of Reporting Person Hilary Honor Hamm
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 22,908,969
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 28,416,733

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,416,733
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.8% (1)
14	Type of Reporting Person IN

(1)	The percentages used herein are calculated based on the Outstanding Shares.

1	Name of Reporting Person Jane Elizabeth Hamm Lerum
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 23,127,669
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 28,635,433

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,635,433
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.9% (1)
14	Type of Reporting Person IN

(1)	The percentages used herein are calculated based on the Outstanding Shares.

1	Name of Reporting Person Deana Ann Cunningham
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 85,258
	8	Shared Voting Power 23,302,648
	9	Sole Dispositive Power 85,258
	10	Shared Dispositive Power 28,683,209

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,768,467
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.9% (1)
14	Type of Reporting Person IN

(1)	The percentages used herein are calculated based on the Outstanding Shares.

1	Name of Reporting Person Jackson Alexander White
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 1,888 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,888 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,888 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0% (1)(2)
14	Type of Reporting Person IN

(1)

Mr. White is a member of a Section 13(d) group as defined under Section 13(d) of the Act. Due to his status as a Section 13(d) group member, he is required to disclose beneficial ownership of shares of Common Stock of the Issuer on this Schedule 13D.

(2)	The percentages used herein are calculated based on the Outstanding Shares.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed jointly, pursuant to a Joint Filing Agreement, dated February 7, 2022, attached hereto as Exhibit 99.1 and further amends and restates (where indicated) the Schedule 13D initially filed with the SEC on February 9, 2022 (“Initial Schedule 13D”) (as amended by Amendment No. 1 to Schedule 13D filed on February 14, 2022, and as further amended hereby, the “Schedule 13D”), and relates to the beneficial ownership by the individuals (in their individual capacity and/or as trustee or co-trustee of the Trusts) (each, a “Reporting Person” and collectively, the “Reporting Persons”) of the shares of common stock, par value $0.01 per share (“Common Stock”), of Continental Resources, Inc., an Oklahoma corporation (the “Issuer”), the address of which is 20 N. Broadway, Oklahoma City, Oklahoma, 73102. This Amendment No. 2 does not constitute an admission that the changes reported herein are “material” or that this Amendment No. 2 is required to be filed. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as provided herein, all items of the Schedule 13D remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by appending the following information:

The Reporting Persons anticipate that all or a portion of capital necessary to consummate the transaction contemplated by the Proposal (as defined below) will be obtained from third-party debt financing sources, but the Reporting Persons have not procured any debt financing commitments as of the date of this Amendment No. 2. The Proposal is not subject to a financing condition, and the Reporting Persons do not anticipate that the definitive agreements entered into in connection with the transaction contemplated by the Proposal would contain a financing condition.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by inserting the following information at the end of Item 4:

On June 13, 2022, Harold G. Hamm, on behalf of himself, the Harold G. Hamm Trust and certain trusts established for the benefit of Mr. Hamm’s family members (collectively, the “Hamm Family”), submitted a proposal (the “Proposal”) to the Board of Directors of the Issuer (the “Board”) for a newly formed entity on behalf of the Hamm Family to acquire for cash all of the Issuer’s outstanding Common Stock, other than Common Stock owned by the Hamm Family and Common Stock underlying the unvested equity awards issued under the Issuer’s long-term incentive plans (“Excluded Stock”), at a price of $70.00 per share. The Reporting Persons anticipate that the transaction would be structured as a tender offer for any and all shares of Common Stock (other than Excluded Stock) followed by a merger without a vote of the Issuer’s shareholders in accordance with Section 1081H of the Oklahoma General Corporation Act. The Proposal is subject to the approval of a special committee of the Board composed solely of disinterested members of the Board who are also independent of the Hamm Family and management (the “Special Committee”). If the transaction is consummated, the Issuer’s Common Stock would be delisted from the New York Stock Exchange and deregistered under the Act.

The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by the full text of the Proposal, which is attached as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

While the Proposal remains under consideration by the Special Committee on behalf of the Issuer and is subject to negotiation with the Special Committee, the Reporting Persons and their representatives may respond to inquiries from the Issuer, the Board or the Special Committee (or its independent legal and financial advisors) or their representatives and engage in discussions and negotiations regarding the Proposal with such persons.

No assurances can be given that the transaction contemplated by the Proposal or any other potential transaction involving the Hamm Family and the Issuer will be consummated, or if a transaction is undertaken, as to its ultimate terms or timing. The proposal is non-binding and the Hamm Family reserves the right to modify or withdraw the Proposal at any time. The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) All percentages in this Item 5(a) and (b) are calculated based on the Outstanding Shares. As of the date of this Schedule 13D:

The Reporting Persons as a Section 13(d) group may be deemed to beneficially own an aggregate of 143,329,046 shares of Common Stock as a result of their beneficial ownership. This aggregate amount represents approximately 39.5% of the total shares of the Issuer’s common stock currently outstanding. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Roger Clement, in his capacity as trustee or co-trustee, beneficially owns 142,929,154 shares of Common Stock, or 39.4% of the Outstanding Shares.

Shelly Glenn Lambertz beneficially owns 28,571,403 shares of Common Stock, or 7.9% of the Outstanding Shares, which amount includes (i) 2,300 shares of Common Stock, indirectly beneficially owned by Ms. Lambertz through Ms. Lambertz’s spouse and (ii) 1,888 shares of Common Stock held in a custodial account managed by Ms. Lambertz as custodian for Zachary Richard Lambertz.

Harold Thomas Hamm beneficially owns 28,767,596 shares of Common Stock, or 7.9% of the Outstanding Shares.

Hilary Honor Hamm beneficially owns 28,416,733 shares of Common Stock, or 7.8% of the Outstanding Shares.

Jane Elizabeth Hamm Lerum beneficially owns 28,635,433 shares of Common Stock, or 7.9% of the Outstanding Shares.

Deana Ann Cunningham beneficially owns 28,768,467 shares of Common Stock, or 7.9% of the Outstanding Shares.

Jackson Alexander White beneficially owns 1,888 shares of Common Stock, or 0.0% of the Outstanding Shares.

(b)

Roger Clement has sole voting and dispositive power with respect to 167,526 shares of Common Stock in his capacity as sole and independent trustee of the Jane Elizabeth Hamm 2005 Irrevocable Trust and Hilary Hamm 2005 Irrevocable Trust.

Shelly Glenn Lambertz has sole voting and dispositive power with respect to 226,059 shares of Common Stock, including (i) the 83,658 shares of Common Stock beneficially owned in her capacity as trustee of the Shelly Glenn Lambertz Succession Trust, (ii) the 140,513 shares of Common Stock she owns directly, which includes (A) 27,865 shares of restricted Common Stock which vest on February 15, 2023, (B) 46,532 shares of restricted Common Stock which vest on February 15, 2024 and (C) 36,772 shares of restricted Common Stock which vest on February 15, 2025 and (iii) the 1,888 shares of Common Stock held in a custodial account, which Ms. Lambertz manages as custodian for Zachary Richard Lambertz. Shelly Glenn Lambertz also shares voting and dispositive power with her spouse over 2,300 shares of Common Stock she indirectly owns through her spouse.

Roger Clement shares, with Shelly Glenn Lambertz, as co-trustee (i) voting power to direct the voting of 21,662,483 shares of Common Stock held by the 2015 Shelly Glenn Lambertz Trust II and (ii) dispositive power to direct the disposition of (A) 22,962,483 shares of Common Stock held by the 2015 Shelly Glenn Lambertz Trust II and (B) 5,380,561 shares of Common Stock held by the 2015 Shelly Glenn Lambertz Trust I. Pursuant to the Proxy, Harold Hamm has sole voting power with respect to 5,380,561 shares of Common Stock held by the 2015 Shelly Glenn Lambertz Trust I and 1,300,000 shares of Common Stock held by the Shelly Glenn Lambertz Trust II covered by the Proxy.

Harold Thomas Hamm has sole voting and dispositive power with respect to 84,387 shares of Common Stock in his capacity as trustee of the Harold Thomas Hamm Succession Trust.

Roger Clement shares, with Harold Thomas Hamm, as co-trustee, (i) the voting and dispositive power to direct the voting and disposition of 23,302,648 shares of Common Stock held by the 2015 Harold Thomas Hamm Trust II and (ii) the dispositive power to direct the disposition of 5,380,561 shares of Common Stock held by the 2015 Harold Thomas Hamm Trust I. Pursuant to the Proxy, Harold Hamm has sole voting power with respect to 5,380,561 shares of Common Stock held by the 2015 Harold Thomas Hamm Trust I covered by the Proxy.

Roger Clement shares, with Hilary Honor Hamm, as co-trustee, (i) the voting and dispositive power to direct the voting and disposition of 22,908,969 shares of Common Stock held by the 2015 Hilary Hamm Trust II and (ii) the dispositive power to direct the disposition of 5,507,764 shares of Common Stock held by the 2015 Hilary Hamm Trust I. Pursuant to the Proxy, Harold Hamm has sole voting power with respect to 5,507,764 shares of Common Stock held by the 2015 Hilary Hamm Trust I covered by the Proxy.

Roger Clement shares, with Jane Elizabeth Hamm Lerum, as co-trustee, (i) the voting and dispositive power to direct the voting and disposition of 23,127,669 shares of Common Stock held by the 2015 Jane Hamm Lerum Trust II and (ii) the dispositive power to direct the disposition of 5,507,764 shares of Common Stock held by the 2015 Jane Hamm Lerum Trust I. Pursuant to the Proxy, Harold Hamm has sole voting power with respect to 5,507,764 shares of Common Stock held by the 2015 Jane Hamm Lerum Trust I covered by the Proxy.

Deana Ann Cunningham has sole voting and dispositive power with respect to 85,258 shares of Common Stock, including the 83,658 shares of Common Stock beneficially owned in her capacity as trustee of the Deana Ann Cunningham Succession Trust and the 1,600 shares of Common Stock she owns directly.

Roger Clement shares, with Deana Ann Cunningham, as co-trustee, (i) the voting and dispositive power to direct the voting and disposition of 23,302,648 shares of Common Stock held by the 2015 Deana Ann Cunningham Trust II and (ii) the dispositive power to direct the disposition of 5,380,561 shares of Common Stock held by the 2015 Deana Ann Cunningham Trust I. Pursuant to the Proxy, Harold Hamm has sole voting power with respect to 5,380,561 shares of Common Stock held by the 2015 Deana Ann Cunningham Trust I covered by the Proxy.

Jackson Alexander White has sole voting and dispositive power with respect to the 1,888 shares of Common Stock he owns directly.

(c) None of the Reporting Persons have effected any transactions in the Common Stock in the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following at the end thereof:

No agreement exists with respect to the Proposal described in this Amendment No. 2 and no tender offer in respect of the Proposal has been commenced.

Other than as described elsewhere in this Amendment No. 2, the Reporting Persons do not have any understandings, arrangements, relationships or contracts relating to the Common Stock that are required to be described hereunder.

Item 7.	Material to Be Filed as Exhibits

Number	Description

99.1	Joint Filing Agreement, dated February 7, 2022

99.2	Proposal Letter, dated June 13, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Date: June 15, 2022

*	/s/ Debra Richards
Debra Richards, Attorney-in-Fact

By:	*
Roger Clement, individually

JANE ELIZABETH HAMM 2005 IRREVOCABLE TRUST

By:	*
Roger Clement, Trustee

HILARY HAMM 2005 IRREVOCABLE TRUST

By:	*
Roger Clement, Trustee

By:	*
Jane Elizabeth Hamm Lerum, individually

2015 JANE HAMM LERUM TRUST I

By:	*
Jane Elizabeth Hamm Lerum, Trustee

By:	*
Roger Clement, Trustee

2015 JANE HAMM LERUM TRUST II

By:	*
Jane Elizabeth Hamm Lerum, Trustee

By:	*
Roger Clement, Trustee

By:	*
Hilary Honor Hamm, individually

2015 HILARY HONOR HAMM TRUST I

By:	*
Hilary Honor Hamm, Trustee

By:	*
Roger Clement, Trustee

2015 HILARY HONOR HAMM TRUST II

By:	*
Hilary Honor Hamm, Trustee

By:	*
Roger Clement, Trustee

By:	*
Shelly Glenn Lambertz, individually

SHELLY GLENN LAMBERTZ SUCCESSION TRUST

By:	*
Shelly Glenn Lambertz, Trustee

2015 SHELLY GLENN LAMBERTZ TRUST I

By:	*
Shelly Glenn Lambertz, Trustee

By:	*
Roger Clement, Trustee

2015 SHELLY GLENN LAMBERTZ TRUST II

By:	*
Shelly Glenn Lambertz, Trustee

By:	*
Roger Clement, Trustee

By:	*
Harold Thomas Hamm, individually

HAROLD THOMAS HAMM SUCCESSION TRUST

By:	*
Harold Thomas Hamm, Trustee

2015 HAROLD THOMAS HAMM TRUST I

By:	*
Harold Thomas Hamm, Trustee

By:	*
Roger Clement, Trustee

2015 HAROLD THOMAS HAMM TRUST II

By:	*
Harold Thomas Hamm, Trustee

By:	*
Roger Clement, Trustee

By:	*
Deana Ann Cunningham, Individually

DEANA ANN CUNNINGHAM SUCCESSION TRUST

By:	*
Deana Ann Cunningham, Trustee

2015 DEANA ANN CUNNINGHAM TRUST I

By:	*
Deana Ann Cunningham, Trustee

By:	*
Roger Clement, Trustee

2015 DEANA ANN CUNNINGHAM TRUST II

By:	*
Deana Ann Cunningham, Trustee

By:	*
Roger Clement, Trustee

By:	*
Jackson Alexander White, individually